NSAR QUESTIONNAIRE - FUNDS TRUST
ATTACHMENT

Sub-Item 77D(a)

At a meeting held on August 5, 2003, the Board of Trustees of the Registrant approved the following:

(a) Limit the Income Fund's (Series 3) ability to invest in non-dollar denominated debt securities of foreign securities to 10% of total assets. Prior to this change, the Fund was allowed to invest in debt securities issued by foreign issuers without restriction. The portfolio manager's authority to invest in dollar denominated foreign debt will remain open-ended.

(b) Authorized the Tactical Maturity Bond Fund (Series 72) to change the maturity range for one of its two investment components. The Tactical Maturity Bond Fund currently invests in two broad components, short-term bonds and long-term bonds. Previously, within the long-term bond component, the Fund invested in bonds with maturities of 25-years or more. The maturity range was decreased to 20-years or more.

(c) Approved the ability of all Wells Fargo income Funds (Series 2, 3, 4, 5, 6, 7, 72, 75, 83, and 84) to invest in Stripped Mortgage-Backed Securities.

(d) Limit the Montgomery Total Return Bond Fund (Series 84) and Montgomery Short Duration Government Bond Fund's (Series 83) ability to invest in Stripped Mortgage-Backed Securities to 10% of total assets.